ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 15, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:                                         Ta Tanisha Meadows

William Thompson

Re:                                                                             DAVIDsTEA Inc.
Form 10-K for the Fiscal Year ended January 28, 2017
Filed April 13, 2017

File No. 1-37404

SEC Comment Letter dated January 26, 2018

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for submission with the Securities and Exchange Commission (the “SEC”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the Company’s above-referenced Annual Report on Form 10-K.  Amendment No. 1 to the Form 10-K reflects the Company’s response to the comment received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated January 26, 2018 (the “Comment Letter”).

The Staff’s comment as reflected in the Comment Letter is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment.

Item 9A. Controls and Procedures

1.                                      You indicate that Management’s Report on Internal Control over Financial Reporting is included in Item 8, Financial Statements and Supplementary Data. We are unable to locate management’s report in Item 8. Please file an amendment to provide Management’s Report on Internal Control over Financial Reporting in accordance with Item 308 of Regulation S-K.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised its disclosure in its Amendment No. 1 to the Form 10-K to include the Management’s Report on Internal Control over Financial reporting in Item 9A, Controls and Procedures, in accordance with Item 308 of Regulation S-K.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions or comments about this letter or need any further information, please call Rachel Phillips at (212) 841-8857 or the undersigned at (617) 951-7431.

Very truly yours,

/s/ Jane Goldstein

Jane Goldstein

cc:

Joel Silver

Howard Tafler